January 29, 2021


Michael A. DeNiro, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
 New York, NY 10019-6099

         Re: BlackRock Hedge Fund Guided Portfolio Solution
         File Nos. 333-251797; 811-23626


Dear Mr. DeNiro:

        We have reviewed the registration statement for BlackRock Hedge Fund Guided
Portfolio Solution (the    Fund   ), filed on Form N-2 with the Securities and
Exchange
Commission on December 29, 2020, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

   1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

   2. Please tell us if you have presented any    test-the-waters    materials
to potential investors
      in connection with this offering. If so, please provide us with copies of such materials.
      (See, Rule 163B under the Securities Act of 1933 (   Securities Act   )).
    3. We note the disclosure on page 1 of the prospectus states, "The Fund has received exemptive relief from the Securities and Exchange Commission ( SEC ) to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and
      early-withdrawal fees as applicable).   Please advise us if you have
submitted or expect to
      submit any additional exemptive applications with this registration statement.

   4. Page 2 states,   The Advisor seeks to achieve the investment objective by
allocating assets
   to private investment vehicles (  Portfolio Funds  )   The Fund has adopted
a policy to invest,
   under normal circumstance, at least 80% of the value of its net assets, plus the amount of any
   borrowings for investment purposes, in Portfolio Funds.   We have the
following comments on
   this language:

                       We are concerned that the Fund s name could be misleading by suggesting to investors that the Fund is a hedge fund, when this is not the case.
                       Please modify the Fund s name to make clear that the Fund itself is not a hedge fund.
                       Please revise the Fund s 80% policy to make clear that the Fund will invest 80% of its assets, plus the amount of borrowing for investment purposes, in private investment vehicles that are hedge funds. The current disclosure would allow the 80% policy to include, for example, private equity funds.
                       We note that the Class I shares have a $10,000 initial minimum investment. It is the staff s position that registered closed-end funds that invest more than 15% of their assets in hedge funds should impose a minimum initial investment requirement of at least $25,000. Please explain to us why it would be appropriate to offer Class I shares without imposing a $25,000 limitation. We may have additional comments after reviewing your response.


PROSPECTUS SUMMARY

Investment Objective

   5. The Fund seeks   absolute and risk-adjusted returns  . Clarify the
disclosure as to what is
   meant by   absolute.

SUMMARY OF FEES AND EXPENSES

   6. State in the narrative following the fee table that   Other Expense   are
based on estimates
   for the current fiscal year.

   7. With respect to footnote 2, the Expense Agreement must remain in effect for at least one full year from the effective date of this registration statement.




                   2
 ADDITIONAL INVESTMENT POLICIES
Investment Restrictions

      8. In regard to the Fund   s investment policies on concentration, the
disclosure states,    This
      investment restriction does not apply to investments by the Fund in
Portfolio Funds.    Please
      note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance.
      Please add disclosure to clarify that the Fund will consider the investments in Portfolio Funds
      when determining the Fund   s compliance with its concentration policies.


GENERAL COMMENTS

      9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
      effective amendments.

      10. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

      11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
      Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

          We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6961.


Sincerely,

                                                                        /s/
John Grzeskiewicz

                                                                        John
Grzeskiewicz
                                                                        Senior
Counsel

cc:      Keith A. OConnell, Branch Chief
         Michael J. Spratt, Assistant Director




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